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                             October 7, 2022

       Ming Zhao
       Chief Financial Officer
       China Jo-Jo Drugstores Holdings, Inc.
       Hai Wai Hai Tongxin Mansion Floor 6
       Gong Shu District, Hangzhou City, Zhejiang Province
       People   s Republic of China, 310008

                                                        Re: China Jo-Jo
Drugstores Holdings, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form F-3
                                                            Filed September 15,
2022
                                                            File No. 333-259692

       Dear Ming Zhao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2022 letter.



       Amendment No. 3 to Registration Statement on Form F-3 filed September 15, 2022

       Cover Page

   1. We note your response to comment 3, as well as your amended disclosure. Please revise to disclose whether and
how the Accelerating HFCAA will or would affect your
                                                        company. In this
regard, where you discuss the consequences "[i]f the PCAOB is unable to inspect the Company
 s auditors for three consecutive years," please also disclose that the Accelerating HFCAA,
if enacted, would reduce the three-consecutive-year inspection timeframe to two years,
and that as a result, the time before your securities may be
 Ming Zhao
FirstName
China Jo-JoLastNameMing   Zhao Inc.
            Drugstores Holdings,
Comapany
October    NameChina Jo-Jo Drugstores Holdings, Inc.
        7, 2022
October
Page 2 7, 2022 Page 2
FirstName LastName
         prohibited from trading or delisting would be reduced. Make conforming changes in in the section entitled "Cautionary Statement Regarding Holding Foreign Companies
         Accountable Act" on page 15 and in your risk factor on page 22.
2. We note your response to comment 6, as well as your amended disclosure that "the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong
         Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs . . . ." Please revise to clarify that
         restrictions and limitations will be on the company's and the company's subsidiaries'
         ability to offer or continue to offer securities, and make conforming changes, as applicable, throughout the prospectus. (Emphasis added with respect to all underlined language).
3. We note your response to comment 7, as well as your amended disclosure discussing your cash management policies on page 9. Please revise to also include this discussion on your cover page.
4. We note your response to comment 9 that Jiuxin Medicine is not one of the VIEs, however, your disclosure on the cover page continues to indicate that Jiuxin Medicine is a
         VIE. In particular, we note your disclosure that "Jiuxin Management then distributed the
         RMB as loans to the operating entities including Jiuzhou Pharmacy, Jiuxin Medicine,
         Jiuzhou Service and Jiuzhou Clinic, which are the consolidated VIEs" (emphasis added).
         Please revise accordingly to accurately describe which entities are the consolidated VIEs.
5. We note your response to comment 16 as well as your amended disclosure on the cover page and in the summary that a VIE "is a variable interest entity whose financial statements are included in our consolidated financial statements as a result of a series of agreements which give us, through our WFOE, the ability to conduct the operations and retain economic benefits." Where you disclose that you receive the economic benefits of your VIE, please revise to qualify such statement with a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP and also clarify that you are the primary beneficiary of the VIE for accounting purposes, and make conforming changes throughout the prospectus where you discuss "economic benefits." Also revise your reference to "our VIEs" on page 12 and your references to "our subsidiaries and
         VIEs" on pages 12 and 16 to refrain from using the term "our" when describing activities or functions of the VIEs. Finally, where you discuss your "ability to manage" the VIEs, revise to disclose the conditions you have satisfied for consolidation of the VIEs under
         U.S. GAAP and that you are the primary beneficiary of the VIEs for accounting purposes.
Prospectus Summary, page 4

6. We note your response to comment 10, as well as your amended disclosure that discusses
         the consequences if you    were denied permissions from Chinese
authorities to list on U.S.
         exchanges or issue securities to foreign investors.    Please revise
to also discuss the
         consequences if you were denied permissions or approvals from Chinese Authorities, and
 Ming Zhao
China Jo-Jo Drugstores Holdings, Inc.
October 7, 2022
Page 3
         in each instance throughout the prospectus in which you discuss permissions or approvals to issue securities to foreign investors, revise to to discuss the permissions or approvals to offer securities to foreign investors. (Emphasis added with respect to all underlined language).

7. We note the following statement on page 14: "If the Company or its subsidiaries does not receive or maintain such permissions or approvals, or mistakenly conclude that such permissions or approvals are not required, our business may be adversely affected."
         Please revise to include the VIEs and their subsidiaries (e.g., If the Company or its subsidiaries or the VIEs or their subsidiaries do not receive....).
Also, in addition to
         discussing the effects if you do not receive or maintain permissions or approvals or if you mistakenly conclude that they are not required, revise to discuss the effects if applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future (in addition to if you do not receive). Finally, revise to clarify that "such permissions or approvals" applies to any permissions or approvals to offer the securities to foreign investors, and not just to approvals or permissions required by the CSRC or CAC, as the current disclosure suggests. (All emphasis in this comment added.)

         Make the first two requested revisions (in the second and third sentences above) to the similar statement on page 10.
8. We note your response to comment 11. Please revise your disclosure to state, as you do in your response letter, that you relied on the opinion of management because "it is the obligation of the Company management to maintain and update the licenses and permissions and the Company has its in-house local counsel and special administrative staff in charge of matters specifically related to its business." Prospectus Summary
Cautionary Statement Regarding our Variable Interest Entity Structure, page 12

9. We note your response to comment 15 but cannot locate disclosure in this section regarding the challenges you may face enforcing the VIE agreements due to jurisdictional limits. Please revise accordingly.
Summary of Risk Factors related to China, page 12

10. Please revise to summarize each of the China-related risk factors discussed in your section
FirstName LastNameMing Zhao
       entitled "Risks Related to Our Corporate Structure and Doing Business in the PRC." In
Comapany    NameChina
       this regard,      Jo-Jo
                    we note thatDrugstores Holdings, Inc.
                                 you only summarize   six of your twelve
China-related risk factors
       here.
October 7, 2022 Page 3
FirstName LastName
 Ming Zhao
FirstName
China Jo-JoLastNameMing   Zhao Inc.
            Drugstores Holdings,
Comapany
October    NameChina Jo-Jo Drugstores Holdings, Inc.
        7, 2022
October
Page 4 7, 2022 Page 4
FirstName LastName
Cautionary Statement Regarding Doing Business in China, page 14

11. We note your response to comment 19, as well as your amended disclosure. Please revise to also state that rules and regulations in China can change quickly with little advance notice.
Exhibit 5.1

12. We note that the legal opinion is limited to the laws of the Cayman Islands. However, one of counsel's opinions is as to the valid and binding obligation of the Debt Securities, and we note that the Form of Senior Debt Securities Indenture and Form of Subordinated Debt
         Securities Indenture are governed by the laws of New York. Please revise the opinion accordingly.
       You may contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 if
you have any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Elizabeth Fei Chen